UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 October 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

25 October 2024

BHP Brasil reaches final settlement with Public Authorities in Brazil for reparation of Samarco’s Fundão dam failure

“The Samarco Fundão dam failure in 2015 was a terrible tragedy. It should never have happened and must never be forgotten.

As shareholders in the Samarco non-operated joint venture, BHP Brasil and Vale have always been committed to supporting Samarco to do what’s right by the Brazilian people, communities, organisations, and environments affected by the dam failure.

Today’s signing of a comprehensive agreement with the Brazilian government and public authorities is an important reflection of that commitment. It delivers expanded and additional programs for the environment and for the people, including designated funding for the health system, economic recovery, improved infrastructure and extensive compensation and income support measures, including for farmers, fisher people and Indigenous and Traditional communities. We acknowledge the significant commitment of the Brazilian Government and public authorities in reaching this milestone.”

Mike Henry
Chief Executive Officer, BHP

The Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) have entered into an agreement with Samarco Mineração S.A. (Samarco), BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale) (the Companies) to settle the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure on 5 November 2015 (Agreement). The Agreement was executed by the parties today in Brazil. The Agreement remains subject to approval by the Brazilian Supreme Court.

As stated in BHP’s 2024 Annual Report, the Companies have been engaging in negotiations with the Public Authorities since early 2021 to seek a definitive and substantive settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to the dam failure.

The negotiations were conducted by the Brazilian Federal Court of the 6th region and the National Court of Justice in Brazil with the oversight of a court-appointed mediator and the participation of public prosecutors and public defenders.

Key terms of the Agreement

The Agreement delivers a full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office claim and other claims by the Public Authorities in relation to the dam failure. The Agreement provides reparation for the impacts of the dam failure, and builds on the existing remediation and compensation work already performed by the Renova Foundation in Brazil which totals R$38 billion1 (approximately US$7.9 billion2).

The financial value of the Agreement is R$170 billion1 (US$31.7 billion2) on a 100% basis to be delivered to the people, communities and environment impacted by the dam failure.

The Agreement includes amounts already spent to date plus future payments and obligations as follows:

•	R$38 billion[1] (approximately US$7.9 billion2) in amounts already spent to 30 September 2024 on remediation and compensation since 2016.

•

R$100 billion[1] (approximately US$18.0 billion2) in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and traditional communities (Obligation to Pay).

•

Additional performance obligations for an estimated financial value of approximately R$32 billion[1] (approximately US$5.8 billion2) that will be carried out by Samarco in accordance with the terms of the Agreement (Obligations to Perform).

BHP Brasil’s expected outflows under the Agreement align with BHP’s FY2024 Samarco dam failure provision of US$6.5 billion and no update is required to the existing provision at this time. Further detail on the financial impacts and payment schedule of the Agreement is set out below.

Summary of key obligations in the Agreement

The Agreement:

•

allocates compensation to programs for the benefit of people, communities and the environment in the affected regions, including R$11bn1 for universal water sanitation, R$12bn1 for health programs, R$6.5bn1 for economic recovery programs, R$4.3bn1 for improvements to road and infrastructure, R$2.0bn flood response fund, R$2.4bn to foster fishing and biodiversity, R$1bn for a program to support women, R$5.7bn1 for a social participation fund for investment in education, culture, sports and food security, and R$3.75bn1 for an income assistance program to support the most vulnerable people in the affected regions;

•

provides R$8 billion[1] (US$1.4bn2) to eligible Indigenous People and Traditional communities with the allocation of funds to be determined by Indigenous and Traditional communities following a consultation process to be conducted by the Federal Government;

•	provides compensation payments of R$95,000[1] per person to eligible fishermen and farmers in the affected regions and R$13,018[1] per person to individuals with water damage claims; and

•	establishes a further compensation and indemnification system.

Further detail on the terms of the Agreement is included below in “Detailed terms of the Agreement”.

[1]	All financial obligations are presented on a real, undiscounted basis and will accrue inflation at IPCA inflation rate. Payments will be made in Brazilian Reais.
[2]

All USD amounts throughout are calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova (Renova Foundation) for investment to date and future spend is calculated using 28 June 2024 BRL/USD exchange rate of 5.56.

Financial obligations1,2

Under the Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.

	BRL Billion (R$)	USD Billion (US$)[1]
Spent to date (as at 30 September 2024) (100%)	38	7.9
Obligation to Pay (100%)	100	18.0
Obligations to Perform (100%)	32	5.8

Total Settlement Amount (100%)	170	31.7

Total – BHP Brasil share (50%)	85	15.9

(i)	Payment schedule

The payment schedule for the Obligation to Pay is set out in the table below. The first payment will become payable 30 days after the Court confirms the Agreement and subsequent payments will become payable in six months after the first payment and annually thereafter for a total of 20 years.

The Obligations to Perform are expected to be largely completed over approximately the next 15 years with approximately R$6.6 billion1 (US$1.2 billion2), R$14.7 billion1 (US$2.6 billion2) and R$3.1 billion1 (US$0.6 billion2) to be spent on a 100% basis over FY25, FY26 and FY27 respectively.

Obligation to Pay schedule of payments (R$ Billion, 100%)1,2

FY25	FY26	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34
11.0[3]	7.0	5.0	5.0	5.1	5.5	6.0	5.4	5.0	5.0

FY35	FY36	FY37	FY38	FY39	FY40	FY41	FY42	FY43
4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.4

(ii)	Samarco dam failure provision

BHP Brasil’s expected outflows under the Agreement align with the existing US$6.5 billion Samarco dam failure provision based on the current assessment of the uncertainties associated with the execution of Obligations to Perform and current estimates of the extent to which Samarco could directly fund settlement obligations. No update is required to the existing provision at this time.

Under the terms of Samarco’s Judicial Reorganisation Plan, Samarco’s funding of remediation obligations will be capped at US$1 billion for the period CY2024 to CY2030. To the extent that Samarco has a positive cash balance each year after meeting its various obligations including operating capital requirements, debt service and remediation obligations in line with the cap, BHP Brasil and Vale are able to direct 50% of Samarco’s year end excess cash balance to provide further funding for remediation and compensation obligations. BHP Brasil and Vale will be required to provide funding to remediation obligations during this period to the extent that the funding amount required exceeds the US$1 billion cap and any excess Samarco cash available.

[3]	FY25 payment includes CY24 and CY25 instalments.

Other litigation not resolved by the Agreement

The Agreement will not resolve the Australian class action complaint, United Kingdom group action complaint, the group action claim brought against certain Vale and Samarco entities in the Netherlands, criminal charges against Samarco, BHP Brasil, Vale and certain individuals, civil public actions commenced by private associations, including the civil public action concerning the use of Tanfloc for water treatment, trailing litigation from individuals, Indigenous Peoples and Traditional communities and businesses (among others) and future or unknown claims which may arise from new information or damages in connection with the dam failure such as potential claims alleging health impacts to individuals.

Detailed terms of the Agreement

This table sets out a summary of the key terms of the Agreement.

Category	Description of term
Parties	• The Federal Government of Brazil, the State of Minas Gerais, the State of Espírito Santo, the public prosecutors and public defenders • Samarco, BHP Brasil and Vale

Settlement and releases

•  Full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to the dam failure.

•  Confirmation that the collective socio-environmental and socio-economic damages of any nature (including social, moral and non-economic damages) arising from the dam failure are compensated and remediated by the Obligations to Perform and Obligations to Pay and no additional obligations will be required for the reparation and compensation of the collective damages.

•  Releases from the Obligations to Perform and Obligations to Pay will be provided once the obligations have been completed.

•  Releases from liability by eligible individuals, small businesses, Municipalities and Indigenous and Traditional communities will be provided on receipt of compensation payments if they choose to opt-in to the settlement.

•  All releases under the agreement will be extended to BHP Group UK Ltd, BHP Group Ltd and other affiliates of the BHP Group.

•  See “Other litigation not resolved by the Agreement” section above for the liabilities and claims that will not be resolved by the Agreement.

Payment terms

•  Samarco will be required to pay the Obligation to Pay to the Public Authorities in instalments over a 20-year period from FY25 to FY43 (see “Financial obligations” for further detail).

•  Samarco and the Renova Foundation will be required to complete the Obligations to Perform in accordance with the scope and period set out in the Agreement.

•  Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondarily liable for any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.

Category	Description of term
Municipalities (Obligation to Pay)

•  Allocation of amounts that will be directly paid to eligible Municipalities in the affected regions that agree to opt-in to the settlement.

•  Investments in Municipalities and communities via the various environment and community initiatives in the Agreement, including in relation to health, economic recovery and water sanitation programs (described in the table below).

Health (Obligation to Pay)	• Funding for the creation of a perpetual fund to strengthen the public health system in the affected regions, which will be coordinated by the Federal Government of Brazil.

Fishing (Obligation to Pay)

•  Funding for the creation of federal and state perpetual funds to strengthen fishing activity in the Doce River which will be administered by the Public Authorities.

•  The existing fishing ban applicable to the portion of the Doce River in the State of Minas Gerais will be released in up to six months, and the fishing ban applicable to the river mouth and coastal area of the State of Espírito Santo will be released in up to two years. Both releases will support the resumption of livelihoods and economic activities in the affected regions.

Water sanitation (Obligation to Pay)

•  Funding for the universalisation of basic water sanitation for municipalities in the Doce River basin, with the objective of reducing the amount of untreated sewage that is discharged into the river.

State Projects (Obligation to Pay)

•  Funding for infrastructure works related to the construction and improvement of roads in the affected regions and the development of a defined list of State Government actions and projects that will replace the socioeconomic and socio-environmental programs that are currently run by the Renova Foundation.

Program for Women (Obligation to Pay)	• Funding for a program to support women. • Program to be managed by the public prosecutors and public defenders.

Other community funding (Obligation to Pay)

•  Income support program: Funding allocated to the financial support of individuals involved in agriculture and fishing activities in the affected areas. The Federal Government will create a program to provide a prescribed amount to eligible individuals on a monthly basis for three to four years.

•  Economic Recovery Plan: Funding allocated to the creation of a program to support education, science, technology, innovation, socioeconomic development and farming, with the aim to support the economic recovery of the affected regions.

•  Prevention and mitigation of mining risks: Funding for actions aimed at monitoring and risk mitigation for mineral exploration activities.

•  Strengthening of National Social Assistance System: Funding to strengthen the services and other public offerings of the Unified Social Assistance System in Brazil.

•  Social Security Reimbursements: Funding to reimburse the Federal Government for public spending on social security resulting from the dam failure, including amounts for social security benefits due to work accidents and unemployment insurance for eligible fishermen.

Category	Description of term
Indigenous and Traditional communities (Obligation to Pay)

•  Compensation of R$8bn (US$1.4bn) for eligible Indigenous and Traditional communities that opt-in following a consultation process led by the Federal Government, which is expected to take up to 18 months. During the consultation period, the communities will continue to receive monthly financial aid payments.

•  Communities that opt-in will have discretion to decide how the payments are used to compensate the community members for their collective way of life, including through community programs and/or individual payments.

•  The agreement will also establish a fund administered by the Federal Government to implement public policies in connection with Indigenous and Traditional communities.

Indemnification and Compensation (Obligations to Perform)

•  Eligible individual claimants with unresolved claims in connection with water damage will be entitled to R$13,018 per person if they opt in.

•  Eligible fisherman and small farmers in the affected regions will be entitled to R$95,000 per person.

•  A further compensation and indemnification system endorsed by the Public Authorities will compensate eligible individuals and small businesses who agree to opt-in to the settlement for remaining general damages claims in the amount of R$35,000 per person for a full release.

•  Under the compensation and indemnification system, eligible claimants will only be required to present proof of identity and residency in order to be assessed for eligibility, and this simplified structure and eligibility criteria has been designed to accommodate a large number of people in a simplified processing scheme.

Community resettlement (Obligations to Perform)	• Samarco will complete the resettlement of the communities of Bento Rodrigues and Paracatu de Baixo. • At 30 September 2024, approximately 91 per cent of resettlement cases were completed.

Category	Description of term
Environment (Obligations to Perform)

•  Samarco has committed to remove up to 9.15 million m³ of tailings and sediment from a pre-defined location of the Doce River. The removal of the material would be subject to approved environmental licensing limits and certain conditions.

•  If Samarco receives approval by the environmental agency to remove only part of the 9.15 million m³ of the material, a compensation payment of R$450 million per million m3 of material not removed will be payable at the end of the removal works.

•  Samarco will continue an environmental monitoring program to test for the presence of seven prescribed chemical substances in eight defined areas of the Doce River basin which may increase to nine areas if the full 9.15 million m3 is not removed (a total area of approximately 42,000 hectares).

•  Samarco will undertake additional remediation of areas impacted by the dam failure, including restoration of aquatic habitats and environmental and water quality monitoring of the Doce River basin.

Renova Foundation

•  In March 2016, a Framework Agreement entered into between the Companies and relevant Brazilian authorities established the Renova Foundation, a not-for-profit, private foundation responsible for implementing 42 remediation and compensatory programs to address the impacts of the dam failure to date.

•  The Renova Foundation’s 42 programs will be completed or transferred to Samarco or to the Federal or State Governments of Brazil within 12 months and the Renova Foundation’s governance body will cease on signing.

•  As noted above, Samarco will be the primary party responsible for completing the Obligations to Perform.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia, Europe and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Latin America Renata Fernandez +56 9 8229 5357	Europe, Middle East and Africa James Bell +44 7961 636 432

North America Megan Hjulfors +1 (403) 605-2314	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

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Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 25, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary